Writer’s Direct Number	Writer’s E-mail Address
(212) 756-2372	john.pollack@srz.com

February 12, 2013

Via EDGAR

Nicholas P. Panos
Senior Special Counsel
Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:                             SUPERVALU Inc.
Schedule TO-T
Filed by Cerberus Capital Management, L.P. et al.
Filed on January 25, 2013

File No. 005-30924

Dear Mr. Panos:

On behalf of Cerberus Capital Management, L.P., a Delaware limited partnership (“Cerberus Capital”), and Symphony Investors LLC, a Delaware limited liability company (the “Purchaser”, and together with Cerberus Capital, the “Filing Persons”), we hereby submit this letter in response to the comment letter dated February 4, 2013 (the “Comment Letter”), provided by the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”) to the Filing Persons regarding the above referenced Schedule TO-T filed with the Commission on January 25, 2013 (as the same may be amended or supplemented, the “Schedule TO”), under the Securities Exchange Act of 1934, as amended.

For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment.  We propose to revise the disclosure in response to certain of the Staff’s comments and, where applicable, we have included our proposed amendments to the disclosure together with our responses.  We would plan to file an amendment to the Schedule TO promptly following receipt of confirmation that the Staff has no further comments on the revised disclosure.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.                                      We note that you have signed the Schedule TO on behalf of all of the offerors.  The signature page of the Schedule TO, however, also identifies Craig Court, G.P. as an authorized signatory.  Please confirm for us, with a view toward revised disclosure, that you are authorized to sign the Schedule TO on behalf of each offeror.  To the extent necessary, please file the evidence of such authority with an amendment to the Schedule TO. See the Instruction to Signature, Exchange Act Rule 14d-100.

The Filing Persons hereby confirm that Mark A. Neporent is authorized to sign the Schedule TO on behalf of each and all of the signatories listed in the signature page of the Schedule TO, including Craig Court GP, LLC.

Cerberus Capital is the managing member of the Purchaser.  Accordingly, Cerberus Capital is an authorized signatory for the Purchaser.  As disclosed in Schedule I to the Offer to Purchase, Mr. Neporent is an executive officer of Cerberus Capital, holding the titles of Chief Operating Officer, General Counsel and Senior Managing Director.  Mr. Neporent is therefore an authorized signatory for Cerberus Capital.

Cerberus Capital is a limited partnership, and Craig Court GP, LLC is its general partner.  Accordingly, Craig Court GP, LLC is an authorized signatory for Cerberus Capital.  As disclosed in Schedule I to the Offer to Purchase, Mr. Neporent is an executive officer of Craig Court GP, LLC, holding the title of Senior Managing Director.  Mr. Neporent is therefore an authorized signatory for Craig Court GP, LLC.

2.                                      Please advise us, with a view toward revised disclosure, whether or not Craig Court G.P. should be identified as an additional co-bidder for this tender offer.  Please refer to Exchange Act Rule 14d-1(g)(2) as well as the following interpretive guidance available on our website which outlines the circumstances under which additional parties may be deemed bidders: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

The Filing Persons respectfully advise the Staff that they do not believe that Craig Court GP, LLC is a bidder for purposes of Regulation 14D, based on the interpretive guidance set forth in Section II.D.2 of the November 14, 2000 Current Issues Outline (the “Outline”). The Filing Persons have carefully reviewed the definition of a “bidder” in Rule 14d-1(g)(2) and the interpretation provided by the Commission in Section II.D.2 of the Outline. As defined in Rule 14d-1(g)(2), a “bidder” is “any person who makes a tender offer or on whose behalf a tender offer is made.” Craig Court GP, LLC is not making the Offer, and the Offer is not made on its behalf.  Instead, the Offer is made by the Filing Persons. In addition, the Filing Persons respectfully note the Staff’s position stated in the Outline that “if a named bidder is an established entity with substantive operations and assets apart from those related to the Offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” Craig Court GP, LLC is the general partner of Cerberus Capital.  Cerberus Capital is a registered investment adviser under the Investment Advisers Act of 1940 and is the flagship investment management vehicle within the Cerberus family of funds and managed accounts.  Accordingly, Cerberus Capital has substantive operations and assets apart from those related to the Offer. As such, it is not necessary to proceed further up the chain of ownership to analyze whether control persons of Cerberus Capital are co-bidders.

Item 10 of SC TO | Summary Term Sheet | Source and Amount of Funds

3.                                             We noticed that the bidders have concluded that their financial condition is immaterial. We further note that the bidders do not qualify to claim the safe harbor in Instruction No. 2 to Item 10 of Schedule TO. Given the disclosure that the Purchaser (as defined in your filing) has only obtained “commitments” from the Equity Investors (as defined in your filing), the creditworthiness of the bidders may be a valid consideration for security holders when making their investment decision.  For example, security holders need to be able to judge the likelihood that the referenced funds will be available to consummate the purchase of tendered shares and evaluate whether they wish to continue as investors in an issuer where a potentially influential minority position exists.  Advise us, with a view towards revised disclosure, what consideration has been given to disclosing the bidders’ net worth, major assets and their value, interest rates on any debt, and intended sources and alternative sources of funds to assist the Equity Investors in earning a return.

The Filing Persons acknowledge that the Offer does not meet the conditions of the “safe harbor” provided by Instruction 2 to Item 10 of Schedule TO.  However, the Filing Persons respectfully submit that the requested financial disclosure with respect to the Filing Persons and the Equity Investors is not material to the investment decision of a stockholder for the following reasons:

(a)                                 The Purchaser is an entity newly formed for the purpose of making the Offer.  The Purchaser has not engaged in any business except for activities related to its formation and the Offer.  The requested financial disclosure with respect to the Purchaser would therefore not provide the stockholders with any additional meaningful information.

(b)                                 The Filing Persons believe that the requested financial disclosure with respect to Cerberus Capital would not be material to a stockholder’s decision with respect to the Offer since Cerberus Capital has no financial obligations with respect to the Offer.

(c)                                  The Filing Persons believe that the requested financial disclosure with respect to the Equity Investors would not be material to a stockholder’s decision with respect to the Offer for the following reasons:

•                  Each of the Equity Investors (other than the Equity Investor that is an affiliate of Kimco Realty Corporation, a real estate investment trust, the shares of which are traded on the New York Stock Exchange) is an investment fund and has no business operations other than investing.  With respect to the Equity Investors, only the Tender Offer Commitments pursuant to the Tender Offer Commitment Letter and the limited guarantee provided by Cerberus Institutional Partners V, L.P., which Tender Offer Commitment Letter and guarantee have been filed as exhibits to the Schedule TO, are relevant to stockholders.

•                  We note that (i) none of the Equity Investors has agreed to contribute amounts to complete the Offer in excess of the equity commitments (subject to the obligations of Cerberus Institutional Partners V, L.P. pursuant to the limited guarantee described in the foregoing paragraph), (ii) the committed and undrawn capital of each Equity Investor exceeds the amount of its aggregate commitment to provide equity financing for the Offer pursuant to the Tender Offer Commitment Letter and (iii) in the case of Cerberus Institutional Partners V, L.P., its committed and undrawn capital exceeds the amount of its aggregate obligations pursuant to the limited guarantee described in the foregoing paragraph.  No other assets that would be identified on a balance sheet for any of the Equity Investors are relevant to a stockholder’s decision to tender Shares in the Offer because such assets would not be available to fund the payment of tendered Shares in the Offer.  The Filing Persons propose to amend the Offer to Purchase by disclosing the statements made in clauses (ii) and (iii) of this paragraph.

•                  The Offer is not subject to the funding of equity financing under the Equity Commitment Letter. In the event the conditions to the Offer have been satisfied and the Purchaser is required to consummate the Offer, the Company has the right pursuant to the limited guarantee provided by Cerberus Institutional Partners V, L.P. to obtain specific performance against Cerberus Institutional Partners V, L.P. to fund the full amount of the equity financing (which is currently estimated to be $256.1 million, as disclosed in the Offer to Purchase).

(d)                                 Stockholders will receive solely cash for tendered Shares and not stock or other securities of Purchaser, Cerberus Capital or the Equity Investors.  As a result, information with respect to the financial condition and results of operations of the Filing Persons and the Equity Investors would not be meaningful to any Company stockholders as such stockholders will have no ongoing interest in the business or operations of the Filing Persons or the Equity Investors after the consummation of the Offer.

4.                                             Advise us, with a view toward revised disclosure, whether a material change will be deemed to have occurred within the meaning of Rule 14d-3(b)(1) when the Equity Investors provide the funds necessary to purchase all securities tendered.  In preparing your response and/or revised disclosure, please explain the extent to which the capital commitments are enforceable and whether shareholders should be reassured by their existence.

The Filing Persons respectfully submit that the funding by the Equity Investors of their Tender Offer Commitments pursuant to the Tender Offer Commitment Letter will not constitute a material change within the meaning of Rule 14d-3(b)(1).  The Filing Persons note that the Tender Offer Commitment Letter constitutes a binding commitment on the part of each Equity Investor to provide equity financing for the Offer.  SUPERVALU Inc. (the “Company”) is an express third-party beneficiary of the Tender Offer Commitment Letter and is entitled to pursue injunctive relief to prevent breaches or threatened breaches of the Tender Offer Commitment Letter and is entitled to specifically enforce the performance of the terms and provisions of the Tender Offer Commitment Letter, in each case subject to the terms of the Tender Offer Commitment Letter and the Tender Offer Agreement.  The Filing Persons further note that Cerberus Institutional Partners V, L.P., which is one of the Equity Investors and an affiliate of

Cerberus Capital, has  provided a limited guarantee in favor of the Company guaranteeing punctual payment to the Purchaser of the cash equity committed pursuant to the Tender Offer Commitment Letter.  The Filing Persons believe that because the Tender Offer Commitment Letter constitutes a legally binding commitment on the part of the Equity Investors, the funding by the Equity Investors of such commitments will not constitute a material change in the information provided to stockholders.

The Filing Persons acknowledge that if the Purchaser enters into definitive financing arrangements the terms of which differ materially from those contemplated by the Tender Offer Commitment Letter and disclosed in the Offer to Purchase, then the Filing Persons would be required to disclose such change and need to ensure that the Offer is open for sufficient additional time after the date of the disclosure of the material change (which may require an extension of the Offer depending on when the disclosure occurs).

Section 1.  Terms of the Offer

5.                                      The offer states that determinations as to the validity and acceptance of all tenders “shall be final and binding.” Similar language appears elsewhere in the offering document. Please revise here and elsewhere in the offering document to indicate that shareholders may challenge your determinations in a court of competent jurisdiction.

The Filing Persons respectfully submit that stockholders have been advised that they may challenge the Purchaser’s determinations as to the validity and acceptance of tenders because the Purchaser has qualified its disclosure about the valid and binding nature of such determinations by indicating that such determinations are “subject to the right of any party to seek judicial review in accordance with applicable law”.  See pages 6, 10 and 11 of the Offer to Purchase.

Section 7.  Certain Information Concerning the Company

6.                                      We noticed the disclosure that “None of Purchaser, AB Acquisition, Albertson’s LLC or Cerberus…take any responsibility for the accuracy or completeness of the Projections…” While we recognize the preference of these parties to include cautionary language, and understand that the referenced projections relate to the anticipated performance of the subject company, the information has been reproduced in an offering document signed by the bidders.  The cited disclaimer is inconsistent with the signature and otherwise serves as an attempt to waive any liability for inclusion of the information.  Please revise to remove this language, or advise.

The Filing Persons acknowledge the Staff’s comment and, accordingly, will amend the text on page 15 of the Offer to Purchase under the heading “Certain Information Concerning the Company” to delete the objectionable language.

7.             Advise us, with a view toward revised disclosure, what consideration has been given to ensuring that the presentation of the financial projection information complied with the regulatory provisions governing non-GAAP financial measures.  Refer to Regulation G and Item 10(e) of Regulation S-K.

As the Filing Persons noted in Section 7—“Certain Information Concerning the Company” of the Offer to Purchase, the projected financial information disclosed in the Offer to Purchase was disclosed by the Company to rating agencies in connection with the refinancing by the Company of certain of its indebtedness. The Filing Persons included the disclosure regarding the projected financial information because they believed that the information may be deemed to be material information that was not, at the time of the disclosure, available to the public. In providing the projected financial information to the rating agencies, the Company’s management did not include a reconciliation of non-GAAP financial measures.

The Filing Persons further note that Rule 100(a) of Regulation G sets forth requirements that apply when a “registrant, or person acting on its behalf, publicly discloses material information that includes a non-GAAP financial measure”. Rule 101 of Regulation G states that “a registrant subject to [Regulation G] is one that has a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (15 U.S.C. 78l), or is required to file reports under Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(d)).” The Filing Persons respectfully submit that they are not “registrants” and are not acting on behalf of a “registrant” for purposes of Regulation G and, therefore, the requirements of Regulation G do not apply to the Schedule TO.

Section 15.  Certain Conditions to the Offer

8.                                      The conditions have been described as ongoing rights that may be asserted at any time from time to time.  Please revise to expressly indicate that all conditions to the offer, other than those of which may be dependent upon the receipt of government approvals, will be satisfied or waived prior to the Expiration Date of the exchange offer.

The Filing Persons acknowledge the Staff’s comment and propose to amend the Schedule TO to clarify that all Offer Conditions must be satisfied or waived prior to the expiration date of the Offer by adding the following sentence:

“Notwithstanding anything to the contrary in the Offer to Purchase, including without limitations matters relating to all the conditions to the Offer, other than those of which may be dependent upon the receipt of government approvals, the Purchaser acknowledges and hereby provides that all conditions to the Offer must be satisfied or waived prior to the Expiration Time.”

9.                                      The disclosure represents that the failure to exercise any of the rights “shall not be deemed a waiver of the rights.”  Please confirm that the offeror(s) understand that to the extent an offer condition has been triggered and the offeror(s) elect(s) to proceed with the exchange offer without reacting to the triggered condition by amending to disclose whether the condition will be asserted or waived, that our interpretation of the failure to exercise the right is tantamount to waiver of the condition.

The Filing Persons confirm to the Staff that the Filing Persons understand that, when a condition to a tender offer is triggered and the offeror elects to proceed with the offer without disclosing whether the condition will be asserted or waived, the Staff believes the failure to exercise the right is tantamount to waiver of the condition.

10.                               The offer conditions stipulate that they may be raised or asserted by the bidders “regardless of the circumstances giving rise to any such conditions.” We have no objection to the inclusion of offer conditions provided that they are objectively determinable. Please revise to remove the implication that the offer could be considered illusory and in contravention of Exchange Act Section 14(e) because action or inaction by the bidders may result in the terms of a condition being met.  For additional guidance, please refer to Section II. B. of Exchange Act Release 43069 (July 31, 2000).

The Filing Persons will revise the Schedule TO to clarify that the Offer Conditions may not be asserted based upon the action or inaction of the Filing Persons.  The Filing Persons propose to amend the last paragraph of Section 15—“Certain Conditions of the Offer” of the Offer to Purchase by adding the following sentence after the first sentence: “Purchaser may not assert that any Offer Condition has not been satisfied if the circumstances giving rise to such condition having not been satisfied resulted from the action or inaction of the Purchaser or Cerberus.  Notwithstanding the prior sentence, if the Company terminates the Tender Offer Agreement prior to the Expiration Time, in accordance with the Tender Offer Agreement, Purchaser shall promptly return (or cause the Depositary to promptly return) all Shares tendered in the Offer to the registered holders thereof and shall terminate the Offer.”

11.                               The disclosure indicates that “[w]e will not be required to extend the Offer beyond the Outside Date.” Please reconcile this disclosure with the applicable requirements under the federal securities laws that mandate the tender offer remain open following certain material changes.

The Filing Persons propose to amend the Offer to Purchase by adding the following sentence following each instance in which the Purchaser discloses that it is not required to extend the Offer beyond the Outside Date:  “Notwithstanding the foregoing, in the event of a material change relating to the Offer pursuant to which Purchaser is required under the federal securities laws to extend the Offer to a date that is later than the Outside Date, either (i) the Offer shall be extended as is required pursuant to applicable federal securities laws or (ii) if allowed by federal securities laws, the Offer shall be terminated in accordance with applicable federal securities laws and the Tender Offer Agreement.”

*              *              *

Each of the Filing Persons acknowledges that:

•                         such person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                         the Comment Letter or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                         the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call John Pollack at (212) 756-2372.

Very truly yours,

/s/ John Pollack
John Pollack

cc:                                            Mark A. Neporent, Esq.

Chief Operating Officer, General Counsel and Senior Managing Director

Cerberus Capital Management, L.P.

875 Third Avenue

New York, New York  10022

and

Stuart D. Freedman, Esq.

Robert B. Loper, Esq.

Schulte Roth and Zabel LLP

919 Third Avenue

New York, New York  10022